Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors
Ceridian HCM Holding Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-224438, 333-228578) on Form S-8 of Ceridian HCM Holding Inc. of our report dated February 28, 2019, with respect to the consolidated balance sheets of Ceridian HCM Holding Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the December 31, 2018 annual report on Form 10-K of Ceridian HCM Holding Inc.

/s/ KPMG LLP

Minneapolis, Minnesota
February 28, 2019